EXHIBIT 99.1
Shopify Announces Results of its 2020 Annual Meeting of Shareholders

Ottawa, Canada – May 27, 2020 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify” or the “Company”), a leading global commerce company, today announced the results from its Annual Meeting of Shareholders (the “Meeting”) which took place today. All director nominees were re-elected to the Board of Directors and PricewaterhouseCoopers LLP was appointed as auditors as further described in the Company’s management information circular dated April 16, 2020 (the “Circular”). Shareholders approved the advisory resolution on the approach to executive compensation disclosed in the Circular.

The detailed results of the Meeting were as follows:

1. Election of Directors

The six (6) nominees for Director that were proposed by management of the Company were elected pursuant to a vote conducted by ballot. The votes were cast for each nominee as follows:

Director	Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
Tobias Lütke	184,198,616	99.25%	1,389,410	0.75%
Robert Ashe	183,010,134	98.61%	2,577,892	1.39%
Gail Goodman	185,504,948	99.96%	83,077	0.04%
Colleen Johnston	185,021,854	99.69%	566,171	0.31%
Jeremy Levine	184,995,712	99.68%	592,314	0.32%
John Phillips	184,544,322	99.44%	1,043,704	0.56%

2. Appointment of Auditor

PricewaterhouseCoopers LLP were appointed as the Company’s auditors and the directors were authorized to fix the auditor’s compensation pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
197,642,045	99.84%	316,955	0.16%

3. Advisory Vote on Executive Compensation

The advisory vote on executive compensation was approved pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
179,698,940	96.83%	5,889,186	3.17%

Following the Meeting, the Board of Directors selected Tobias Lütke to continue to serve as Chair of the Board of Directors, and Robert Ashe to continue to serve as Lead Independent Director.

About Shopify

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Headquartered in Ottawa, Canada, Shopify powers over one million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, PepsiCo, Staples and many more. For more information, visit www.shopify.com.

INVESTORS:
Katie Keita
Senior Director, Investor Relations
613-241-2828 x 1024
IR@shopify.com

MEDIA:
Sheryl So
Senior Communications Lead
416-238-6705 x 302
press@shopify.com

SOURCE: Shopify